Exhibit 99.1

Dominion Diamond Corporation to Receive Regulatory Approvals for the Acquisition of the Ekati Diamond Mine

TORONTO, April 1, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced that the Government of Canada and the Government of the Northwest Territories (and related regulatory authorities) have confirmed that the Company will receive the regulatory approvals required to complete the Company's proposed acquisition of the interests of BHP Billiton Canada Inc. and its various affiliates in the Ekati diamond mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Company now expects that closing of the transaction will occur on or about April 10, 2013.

Cautionary Statement on Forward-Looking Information

This news release contains statements that constitute "forward-looking statements" and/or "forward-looking information" within the meaning of Canadian and United States securities laws (the "forward-looking information") relating to the proposed acquisition of the Ekati diamond mine. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of closing of such acquisition. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market from attractive operating mine assets that present low political risk. Our business encompasses 40% of the Diavik Diamond Mine in Canada's Northwest Territories and rough diamond sorting and sales operations in Canada, Belgium and India. Following the closing of the Transaction, the Company will acquire an 80% interest in the Ekati Diamond Mine, also located in the Northwest Territories of Canada, as well as a control interest in surrounding areas containing significant prospective resources.

For more information, please visit www.ddcorp.ca

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 01-APR-13